Filed by Luna Innovations Incorporated

Pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company: Advanced Photonix, Inc.

(Commission File No. 1-11056)

This filing relates to the proposed merger of Advanced Photonix, Inc., a Delaware corporation (“API”) with API Merger Sub, Inc. (“Merger Sub”), a Delaware corporation and wholly owned subsidiary of Luna Innovations Incorporated, a Delaware corporation (“Luna”), pursuant to the terms of that certain Agreement and Plan of Merger and Reorganization, dated as of January 30, 2015, by and among API, Luna and Merger Sub.

Below is the transcript from the Luna/API investor conference call on February 3, 2015.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction in connection with the transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Additional Information Will Be Filed with the SEC

Luna will file with the SEC a registration statement on Form S-4 that will include the joint proxy statement of Luna and API that also constitutes a prospectus of Luna. Luna and API plan to mail the joint proxy statement/prospectus to their respective stockholders in connection with the transaction.

INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT LUNA, API, THE TRANSACTION AND RELATED MATTERS.

Investors and stockholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents filed with the SEC by Luna and API through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents filed by Luna with the SEC by contacting Luna at One Riverside Circle, Suite 400, Roanoke, Virginia 24016, Attention: Investor Relations or by calling 540-769-8400, and will be able to obtain free copies of the joint proxy statement/prospectus and other documents filed by API by contacting API at 2925 Boardwalk Drive, Ann Arbor, Michigan 48104, Attention: Investor Relations or by calling 734-864-5699.

Participants in the Solicitation

Luna and API and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the respective stockholders of Luna and API in respect of the transaction described in the joint proxy statement/prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective stockholders of Luna and API in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. Information regarding Luna’s directors and executive officers is contained in Luna’s Annual Report on Form 10-K for the year ended December 31, 2013 filed with the SEC on April 10, 2014 and its proxy statement on Schedule 14A, filed with the SEC on April 15, 2014. Information regarding API’s directors and executive officers is contained in API’s Annual Report on Form 10-K for the year ended March 31, 2014, filed with the SEC on June 30, 2014, and its proxy statement on Schedule 14A, filed with the SEC on July 11, 2014.

Forward Looking Statements

This communication includes information that constitutes “forward-looking statements” made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995 that involve risk and uncertainties. These statements include our expectations regarding the completion of the merger, the prospects of the combined company and the companies’ future growth, as well as the potential synergies from the proposed merger and the future profitability of the combined company. Management cautions the reader that these forward-looking statements are only predictions and are subject to a number of both known and unknown risks and uncertainties, and actual results, performance, and/or achievements of the companies may differ materially from the future results, performance and/or achievements expressed or implied by these forward-looking statements as a result of a number of factors. These factors include, but are not limited to: the approval of the merger and related matters by the companies’ respective stockholders and satisfaction of other closing conditions of the merger; the uniqueness and advantages of Luna’s or API’s technology and intellectual property; potential costs savings and synergies from the merger; potential for greater profitability; potential for future commercialization of their technologies; the competitive advantage afforded by Luna’s or API’s technology; the potential efficacy of Luna’s or API’s technology; and growth potential of certain markets. Statements that describe the companies’ business strategies, goals, prospects, opportunities, outlook, plans or intentions are also forward-looking statements. Uncertainties regarding technical and scientific difficulties, issues that might arise in any particular business relationship and other risks and uncertainties are set forth in the companies’ periodic reports and other filings with the Securities and Exchange Commission. Such filings are available at the SEC’s website at http://www.sec.gov, and at the companies’ websites at http://www.lunainc.com and http://www.advancedphotonix.com. The statements made in this communication are based on information available to the companies as of the date of this communication and Luna and API undertake no obligation to update any of the forward-looking statements after the date of this communication.

THOMSON REUTERS STREETEVENTS

EDITED TRANSCRIPT

LUNA - Luna and Advanced Photonix Merger Call

EVENT DATE/TIME: FEBRUARY 03, 2015 / 02:00PM GMT

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FEBRUARY 03, 2015 / 02:00PM GMT, LUNA - Luna and Advanced Photonix Merger Call

CORPORATE PARTICIPANTS

Dale Messick Luna Innovations, Inc. - CFO

My Chung Luna Innovations, Inc. - President, CEO

Richard Kurtz Advanced Photonix, Inc. - CEO, President, Director

CONFERENCE CALL PARTICIPANTS

Barry Blank

Michael Johnson

Jerry Kohler

PRESENTATION

Operator

Good day, ladies and gentlemen, and welcome to the Luna and Advanced Photonix Merger call. My name is Nina, and I’ll be your operator for today. At this time, all participants are in listen-only mode. We will conduct a question-and-answer session towards the end of this conference.

(Operator Instructions).

As a reminder, this call is being recorded for replay purposes. I would like to turn the call over to Mr. Dale Messick, Chief Financial Officer for Luna. Please proceed, sir. Thank you.

Dale Messick - Luna Innovations, Inc. - CFO

Thank you, Nina. And good morning everyone. And thank you for joining us today for this joint conference call between Luna and API.

As you know, yesterday, Luna and API announced a definitive agreement to merge in an all-stock transaction. We hope you saw our respective press releases issued yesterday. And the purpose of this call is to provide additional background and perspective with respect to the proposed transaction. A recording of this conference call will subsequently be posted on the IR pages of each companies’ website.

Before we proceed with our presentation today, let me remind each of you that statements made in this conference call, as well as our public filings, releases and websites, which are not historical facts, may be forward-looking statements that involve risks and uncertainties and are subject to changes at any time, including but not limited to statements about our expectations regarding the completion of the merger, the prospects of the combined company and the companies’ future growth, as well as the potential synergies from the proposed merger and the future profitability of the combined company.

We caution investors that any forward-looking statements made by us are management’s beliefs based on currently available information and should not be taken as a guarantee of future results or performance. Actual results may differ materially as a result of a variety of factors discussed in our latest forms filed with the Securities and Exchange Commission.

We disclaim any obligation to update any such factors or to announce publicly the results of the revisions to any of the forward-looking statements to reflect future events or developments, except as required by law.

There’s more complete information regarding forward-looking statements, risks and uncertainties in the companies’ filings with the SEC available on the SEC’s website and Luna and API’s respective websites.

At this time, I’d like to turn the call over to My Chung, President and CEO of Luna Innovations, Incorporated; Rick Kurtz, President and CEO of Advanced Photonix; and Rob Risser, Chief Operating Officer of Advanced Photonix.

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FEBRUARY 03, 2015 / 02:00PM GMT, LUNA - Luna and Advanced Photonix Merger Call

My Chung - Luna Innovations, Inc. - President, CEO

Thank you, Dale. Good morning, everyone. Yesterday morning we announced some very exciting news around the agreement between Luna and Advanced Photonix to merge into one larger and stronger company. We are pleased to be with you this morning to share a little bit more insight into the benefits we expect to achieve from this proposed merger and answer any questions that you might have.

Since I joined Luna in 2011, we have been focused on restructuring the Company to focus on key strategic initiatives that can provide for accelerated growth. Over the past two years, we have narrowed our focus by selling the operations of our Secure Computing and Communications group in the first quarter of 2013, followed by the sale of our medical fiber optic shape sensing business in January of last year.

With our strategic focus narrowed and with a strong balance sheet, we began to explore other opportunities to grow that were complementary to our existing test and measurement business.

This merger of equals with API provides just such an opportunity, allowing us to essentially double in size while maintaining a heavy focus on fiber optic test and measurement products and applications.

In addition to Luna and API calling on many of the same customers today, API also has deep and long-standing relationships with some of the largest telecom companies that we hope to leverage. This stock-for-stock transaction will enable us to maintain our strong liquidity position for ongoing and future investments toward future growth.

The merger of our two companies will result in a bigger and better company with a strong balance sheet and a combined annual revenue base of more than $50 million. Furthermore, we expect significant cost savings as a result of combining the two public companies into one, thereby eliminating the duplicate costs of public company compliance, along with other potential operating synergies.

By joining forces with Advanced Photonix, we are creating a company with a strengthened position in optical products and technologies with increased test and measurement capabilities to address the needs of a broader market base.

The combined company will have a strong foundation from Luna’s core telecom, test and measurement products, API’s high speed optical receivers and optoelectronic components and subsystems. This will enable our continued investment in the growth areas such as Luna’s strain and temperature sensing business and API’s next generation of optical products.

Additionally, we expect the new entity to continue developing a pipeline of technologies for future commercialization in Luna’s Technology Development Division and API’s Terahertz operations.

In summary, this merger will enable us to provide even greater capability across a broadened market base, providing tremendous opportunity for our continued growth. The greater revenue base of the combined company, along with our expense savings, will provide an accelerated path for us toward improved cash flow and profitability.

We look forward to working with the talented team at API to create a dynamic company with far greater potential.

I will continue as CEO of the combined company, which will keep the Luna name and be headquartered in Roanoke, Virginia. Additionally, I will be a member of the board of directors which will be expanded to seven seats, which will also include three directors designated by Luna’s board and three directors designated by API’s board.

And now, I’d like to turn it over to Rick Kurtz to add a few thoughts.

Richard Kurtz - Advanced Photonix, Inc. - CEO, President, Director

Thanks, My. We believe this merger is a great opportunity for both the stockholders of API and the stockholders of Luna. Combining two micro-cap companies with pipelines for top line growth into one company that can also realize potential operational synergies, along with a strong balance sheet, can provide greater value to our stockholders than either company would likely realize on a stand-alone basis.

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FEBRUARY 03, 2015 / 02:00PM GMT, LUNA - Luna and Advanced Photonix Merger Call

Culturally, I believe that the two companies will be a good fit. And so I expect that the integration of our operations and our employees should go smoothly, allowing the Company to get to a normal run-rate from a financial perspective within a few quarters after closing the transaction.

Let me take just a couple minutes to go through the specifics of the proposed transaction. If approved by the stockholders of both companies, API stockholders will exchange each share of API’s common stock for 0.31782 shares of Luna’s common stock. The exchange transaction is structured to be tax-free to the stockholders.

After the exchange is completed, the merged Company will have approximately 27 million shares of common stock outstanding, of which 44% will be held by API’s former stockholders. Luna will be filing with the SEC a registration statement on a Form S-4 containing a joint proxy statement and prospectus in the near future that will describe the transaction in greater detail, as well as the process that we have gone through to reach this point.

Following the effectiveness of the registration statement, Luna and API will set a date for stockholder meetings of both companies to vote on the planned merger. We currently expect the record date for both stockholders meetings will be February 13. The merger could close as early as the end of March, but it could take several more months before closing. Until the merger closes, Luna and API will continue to operate as separate companies, and we do not expect the pending transaction to impact our ongoing business activities in any way.

We have two great teams of people at Luna and API, and we are excited at the prospect of combining them into one greater team. Now, My and I would be happy to take any questions that you may have.

QUESTION AND ANSWER

Operator

Thank you. (Operator Instructions).

Thank you. We have a question on the audio platform, which comes from the line of Mr. [Barry Blank]. Please go ahead. Your line is open.

Barry Blank

Yes. Thank you. I was just wondering how did you come about the ratio for the exchange of API for Luna? What was the formula that was used and why was it used?

Richard Kurtz - Advanced Photonix, Inc. - CEO, President, Director

Hi Barry, it’s Rick. The formula was done by a combination of two investment banking firms that worked with Luna and API. It will be part of the disclosure in the S-4. So we can address it once the S-4 is public to everybody.

Barry Blank

Okay. Thank you.

Operator

Thank you. (Operator Instructions).

Thank you. Your next question comes from the line of [Michael Johnson]. Please go ahead.

Michael Johnson

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FEBRUARY 03, 2015 / 02:00PM GMT, LUNA - Luna and Advanced Photonix Merger Call

Hey guys. I’m sorry I was a little late to the call this morning. Did you address what kind of cost synergies that you expect going forward between the two companies? And did you address at all — API seems to have a lot of historical operating losses and how those operating losses might affect future earnings after tax for Luna or the combined company?

Richard Kurtz - Advanced Photonix, Inc. - CEO, President, Director

Okay. This is Rick Kurtz. The transition plan has yet to be established. So that’s difficult to address the question at this point in time. What we can say is that any cost savings will likely be focused on the consolidation of the two public companies, will come from the corporate level mostly, or shall I say likely come from there. And a little bit from the operation, but not much I would say at this point in time. That’s about all I can say about the consolidation.

My, you got anything you can add about the — anything else with the outlook? Yes. Just public company cost savings is the biggest focus we’re on now.

Michael Johnson

I see. There’s not so much coming from overlapping sales forces or selling multiple products into similar customers?

My Chung - Luna Innovations, Inc. - President, CEO

It really hasn’t — the transition plan hasn’t been established so we don’t know where that will be coming from at this point in time. Again, we’re going to be operating as separate companies until the merger agreement has been completed and approved by the shareholders.

Michael Johnson

Okay. Thank you.

Operator

Thank you. (Operator Instructions).

Thank you. Your next question comes from the line Mr. [Jerry Kohler]. Please proceed.

Jerry Kohler

Hi. I just have a question on — well, can you tell me what — on the products — any cross selling or the symbiotic nature of some of what you both do instead of me trying to guess at that, please?

My Chung - Luna Innovations, Inc. - President, CEO

I think there are opportunities to cross sell the products. The attractiveness to us on API is that their two businesses are heavily focused in the telecom space. This fiber optic technology. The base product line that we have within Luna has been successful, but the space that we occupy is rather limited, our transition from test and measurement to the strain and temperature sensing market.

We have not done much at the sales level at this point in terms of understanding how to leverage the capabilities between the two companies. But I can envision that there are opportunities there.

Jerry Kohler

Okay. Good stuff. Thank you.

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FEBRUARY 03, 2015 / 02:00PM GMT, LUNA - Luna and Advanced Photonix Merger Call

Operator

Thank you, sir. There are no further questions at present. (Operator Instructions). Thank you.

Thank you. There are no questions coming through at present. I would now like to turn the call over to My Chung for closing remarks.

My Chung - Luna Innovations, Inc. - President, CEO

Thank you, Nina. I’d like to thank everybody for joining us on the call today. As you’ve heard, we’re excited about this merger. We believe it’s best for both companies, and we create one that’s bigger, stronger and a lot more opportunity for the future growth. So, again, thank you for joining us this morning.

Operator

Thank you, sir. Thank you for your participation in today’s conference. And this concludes the presentation. You may now disconnect. Have a good day. Thank you.

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